UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	April 30, 2012
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............2.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-4852				Date examination completed: June 30, 2011
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Victory Portfolios
4. Address of principal executive office (number, street, city, state, zip code): 3435 Stelzer Rd. Columbus, Ohio 43219

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                  All items must be completed by the investment company.

2.                  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the Victory Portfolios

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Victory Portfolios’, constituting the Value Fund, Stock Index Fund, Established Value Fund, Special Value Fund, Small Company Opportunity Fund, Large Cap Growth Fund, Balanced Fund, Investment Grade Convertible Fund, Core Bond Index Fund, Fund for Income, National Municipal Bond Fund, Ohio Municipal Bond Fund, Government Reserves Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Ohio Municipal Money Market Fund, Institutional Money Market Fund, Federal Money Market Fund and Diversified Stock Fund (the “Funds”), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2011.  Management is responsible for the Funds’ compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of June 30, 2011 and with respect to agreement of security purchases and sales, for the period from October 31, 2010 (the date of the last examination), through June 30, 2011:

•                  Confirmation of all securities as of June 30, 2011 held by institutions in book entry form by the Federal Reserve Bank of Cleveland, the Depository Trust Company and BNY Mellon, without prior notice to management;

•                  Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledges or transfer agents, or securities lending administrators;

•                  Reconciliation of all such securities to the books and records of the Funds and the Custodian;

•                  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records; and

•                  Agreement of twenty-five security purchases and sales or maturities since the last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2011, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young, LLP

Columbus, Ohio

September 19, 2011

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

September 19, 2011

We, as members of management of the Victory Portfolios, constituting the Value Fund, Stock Index Fund, Established Value Fund, Special Value Fund, Small Company Opportunity Fund, Large Cap Growth Fund, Balanced Fund, Investment Grade Convertible Fund, Core Bond Index Fund, Fund for Income, National Municipal Bond Fund, Ohio Municipal Bond Fund, Government Reserves Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Ohio Municipal Money Market Fund, Institutional Money Market Fund, Federal Money Market Fund, and the Diversified Stock Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2011, and from October 31, 2010 through June 30, 2011.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2011, and from October 31, 2010 through June 30, 2011, with respect to securities reflected in the investment account of the Funds.

/s/ Michael Policarpo
Michael Policarpo, II
President, Victory Portfolios

/s/ Christopher Sabato
Christopher Sabato
Treasurer, Victory Portfolios